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Gabriela Trueba

Founder CEO at womp.xyz

Brooklyn, New York

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Womp

New York University

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Experienced Chief Executive Officer with a demonstrated history of working in the design industry. Strong business development professional skilled in 3D Graphics, 3D Prototyping, CAM, Computer-Aided Design (CAD), and 3D Scanning.

Activity

573 followers


The State of Augmented Reality
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Done! Congrats!
Gabriela commented
1 Like


Our 3D printed homes are also fireproof #fireproof. In the video, you can see a...
Gabriela shared this
2 Likes


General Motors adopts Autodesk's newly launched generative design...
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1 Like

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Experience


Founder CEO
Womp
Aug 2016 – Present · 2 yrs 8 mos
Brooklyn


Co-Founder CEO
aro app
Feb 2018 – Present · 1 yr 2 mos
Brooklyn, New York

Fabrication
Jeff Koons
Sep 2012 – Apr 2013 · 8 mos
Greater New York City Area

Education

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Bachelor of Fine Arts - BFA, Design and Applied Arts
2007 – 2010

Skills & Endorsements

 **Computer-Aided Design (CAD)** · 1

Aşkın Baş has given an endorsement for this skill

 **CAD/CAM** · 1

Aşkın Baş has given an endorsement for this skill

 **Augmented Reality** · 1

Aşkın Baş has given an endorsement for this skill

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